April 27, 2012

Mr. Craig Wilson
Sr. Asst. Chief Accountant
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Pitney Bowes Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-03579

Dear Mr. Wilson:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated April 19, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and filed on February 23, 2012. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations – 2011 compared to 2010

Income taxes/effective tax rates, page 16

1.
We note that the 2011 “Impact of foreign operations” disclosed in Note 9 “Income Taxes” on page 52 reduced the statutory tax provision by $41,669,000 or 28% of the federal statutory provision. In 2010 the foreign operations effect was an increase to the statutory provision of $13,938,000 or 7%. Note 9 also discloses a materially disproportionate relationship among the U.S. and International components of income from continuing operations and the related provisions for income taxes over the periods 2010 and 2011. Please tell us the causes of the fluctuations and impact over the two periods and what consideration you gave to including discussion of the same in MD&A in view of the materiality of the amounts and fluctuation.

Response: The tax impact of foreign operations changed from 2010 ($14 million increased tax) to 2011 ($42 million reduced tax). The primary driver of this fluctuation was the 2011 sale of non-U.S. leveraged lease assets that generated a $34 million tax benefit. This sale and its impact were disclosed in the Company’s MD&A on page 16 “Income taxes/effective tax rate” and in note 9 “Income Taxes” on page 51. Other less significant drivers, including those related to the mix of income and associated tax rates between years, are also part of the fluctuation.

The primary drivers of the reduction in the income of the Company’s international operations (from $144 million in 2010 to $5 million in 2011) were the 2011 impairment charges of $84 million and $5 million for goodwill and intangible assets, respectively, associated with the international operations of the Company’s Management Services segment. These charges were disclosed in the “Overview” and the “Income taxes / effective tax rate” sections of the Company’s MD&A on page 12 and 16, respectively. In addition, the tax effect of this goodwill impairment is included in the $31 million “goodwill impairment” line of the Company’s tax rate reconciliation on page 52. The magnitude of charges incurred in 2011 as compared to 2010 associated with the Company’s restructuring program also caused reductions in its income from international operations.

Critical Accounting Estimates

Impairment Review, page 24

2.
We note that the estimated fair value a reporting unit, the U.S. operations of your Management Services segment (PBMS-US), exceeded its carrying value by approximately 13% which was not considered substantially in excess of its carrying value. To the extent that the fair value of PBMS-US or another reporting unit is not substantially in excess of the carrying value as of your most recent step one tests pursuant to ASC 350-20-35, we believe your disclosures should also include the following in future filings:

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions

Response: The Company acknowledges the staff’s comments and will expand on its disclosures, as appropriate, surrounding any similar circumstances in future filings.

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page 51

3.
We note the impact your foreign operations had on your effective tax rate in 2011. Please provide us with a breakdown of the components included in the “impact of foreign operations” line item in your reconciliation of income taxes computed at the federal statutory rate to your provision for income taxes for each period presented, and tell us what consideration was given to providing further quantitative breakdown of this line item in your disclosure. Please refer to Rule 4-08(h)(2) of Regulation S-X.

Response: The components of the “impact of foreign operations” line item in the Company’s tax rate reconciliation are as follows:

•
Tax rate differential on foreign earnings representing the difference between the tax accrued by the foreign operations and the tax that would have been accrued by the foreign operations had they been subject to the U.S. Federal income tax rate.

•	Tax impacts associated with the sale of non-U.S. leveraged lease assets.

◦	The Company disclosed a $34 million tax benefit associated with this transaction in note 9 “Income Taxes” on page 51;

◦
The Company supplementally advises the staff that the $34 million tax benefit equates to a $31 million rate reconciliation item as a result of the tax impact associated with the $7 million pre-tax loss on this sale (as disclosed in the “Other income, net” section of the Company’s MD&A on page 15);

◦	In addition, the Company supplementally advises the staff that $9 million was accrued associated with the repatriation of earnings in connection with this sale.

•	Accrual of additional tax associated with current year transfer pricing uncertainties.

•	Accrual on subpart F income and foreign tax credits.

•	Settlement and re-measurement of tax associated with inquiries from non-U.S. tax authorities.

While the Company believes that the presentation of these components as a single line item on the tax rate reconciliation is appropriate, in response to the staff’s comment, the Company will present the net impact associated with the sale of the non-U.S. leveraged lease assets, as disclosed and described above, as a separate reconciling item in future filings. The Company supplementally advises the staff that there are no other components within the impact from foreign operations that exceed the 5% disclosure threshold defined in Rule 4-08(h)(2).

Note 17. Finance Assets, page 68

4.
For your International financing receivables we note you do not disclose credit quality indicators as you do for the North America finance receivables. Your net investment in International finance receivables is 17% of your total finance receivables as of December 31, 2011 while comprising 23% of the total allowances for credit losses. Please explain how a financial statement user can understand how and to what extent you monitor in an ongoing manner the credit quality of your International financing receivables and assess the quantitative and qualitative risks arising from the credit quality of your International financing receivables based on your similar North American credit policies. Please tell us how you have complied with ASC 310-10-50-28 and 29.

Response: As described in note 17 “Finance Assets” on page 68, the Company does not currently score its portfolios outside of North America because the cost to do so is prohibitive, it is a fragmented process and there is no single credit score model that covers all countries. However, the credit policies are similar to those in North America.

The Company supplementally advises the staff that:

•
The extension of credit and management of credit lines to new and existing customers uses a combination of an automated credit score, where available, and a detailed manual review of the customer’s financial condition and, when applicable, the customer’s payment history with the Company.

•
Once credit is granted, the payment performance of the customer is managed through automated collections processes and is supplemented with direct follow up should an account become delinquent. The Company has robust automated collections and extensive portfolio management processes. The portfolio management processes ensure that the Company’s global strategy is executed, collection resources are allocated appropriately and enhanced tools and processes are implemented as needed.

The Company acknowledges the staff’s comment and will expand its existing disclosures in future filings regarding the credit policies and monitoring procedures, as described above, to provide further insight to a financial statement user of the credit quality of both our International and North American finance receivables.

5.
Please explain how your third-party scoring of credit quality determined the appropriate groupings into three degrees of risk “low,” medium” and “high risk” and how those three degrees convey quantitatively the risk of delinquency over the next 12 months. For example, within the medium risk there is a seemingly large range of “average” to “good” credit risk of delinquency for a fairly significant portion of the finance receivables portfolio as of December 31, 2011.

Response: The Company acknowledges the staff’s comment and will reflect the following enhanced disclosure in future filings:

The table below shows the North American portfolio at December 31, 20XX and 20YY by relative risk class (low, medium and high) based on the relative scores of the accounts within each class. The relative scores are determined based on a number of factors, including the company type, ownership structure, payment history and financial information. A fourth class is shown for accounts that are not scored. Absence of a score is not indicative of the credit quality of the account. The degree of risk, as defined by the third party, refers to the relative risk that an account in the next 12 month period may become delinquent.

•	Low risk accounts are companies with very good credit scores and are considered to approximate the top 30% of all commercial borrowers.

•	Medium risk accounts are companies with average to good credit scores and are considered to approximate the middle 40% of all commercial borrowers.

•	High risk accounts are companies with poor credit scores, are delinquent or are at risk of becoming delinquent and are considered to approximate the bottom 30% of all commercial borrowers.

Note 19. Retirement Plans and Postretirement Medical Benefits, page 74

6.
We note that your expected rate of return on the U.S. pension plan assets was 8% for 2011. Please explain in reasonable detail how this rate resulted in an expected return of $123,058. To the extent that there are significant assumptions other than the expected rate that effect the expected return on plan assets, please describe the assumptions and tell us what consideration was given to disclosing such assumptions under critical accounting estimates.

Response: The expected rate of return on the U.S. pension plan assets is the product of the expected long-term rate of return on plan assets and the market-related value of plan assets. The Company advises the staff that the market-related value of plan assets is composed of the following:

•	Fair value of plan assets on the measurement date less a component of the gains and losses associated with the plan for the previous 4 years;

•	Changes in plan assets for expected benefit payments; and

•	$123 million of special pension plan contributions that were made by the Company during the year.

The calculation of the market-related value of plan assets has been applied consistently by the Company as required by ASC 715-30-55-37 through 55-40. The Company believes that the expected rate of return on the U.S. pension plan assets described above is in compliance with the ASC 715, Compensation – Retirement Benefits.

In light of the staff’s comment, in future filings, the Company will include the following disclosure within its critical accounting estimates:

Expected return on plan assets are calculated based on the market-related value of plan assets, which recognizes changes in the fair value of plan assets systematically, generally over a 4-year period, in the expected return on plan assets.

* * * * * * *

As requested in your letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Jeanine Giraldo McHugh at (203) 351-7439.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane – Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Jeanine Giraldo McHugh